UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Smart Share Global Limited

(Name of Issuer)

Ordinary shares, par value of $0.0001 per share

(Title of Class of Securities)

83193E 102**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 83193E 102 has been assigned to the American Depositary Shares ("ADSs") of Smart Share Global Limited (the "Issuer"), which are quoted on the Nasdaq Capital Market under the symbol "EM." Each ADS represents two Class A ordinary shares of the Issuer. There is no CUSIP number assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NameS of Reporting PersonS Mars Guangyuan Cai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 43,975,073(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 43,975,073(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,975,073(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5%. The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power(2)
12	Type of Reporting Person IN

(1)	Represents 39,270,000 Class B ordinary shares, 4,280,073 Class A ordinary shares and 425,000 Class A ordinary shares issuable upon the exercise of options within 60 days of December 31, 2023, held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by Mars Guangyuan Cai. The registered address of Smart Share Holdings Limited is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Mars Guangyuan Cai is 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335, People's Republic of China.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer's share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023.

1	NameS of Reporting PersonS Smart Share Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 43,975,073(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 43,975,073(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,975,073(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.5%. The voting power of the shares beneficially owned represent 33.5% of the total outstanding voting power(2)
12	Type of Reporting Person CO

(1)	Represents 39,270,000 Class B ordinary shares, 4,280,073 Class A ordinary shares and 425,000 Class A ordinary shares issuable upon the exercise of options within 60 days of December 31, 2023, held by Smart Share Holdings Limited, a British Virgin Islands company. The registered address of Smart Share Holdings Limited is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)	The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares (being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer's share incentive plans), with each being entitled to one vote, and 73,973,970 Class B ordinary shares, with each being entitled to ten (10) votes) of the Issuer as a single class as of December 31, 2023.

Item 1(a). Name of Issuer:

Smart Share Global Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People’s Republic of China

Item 2(a). Name of Person Filing:

Mars Guangyuan Cai

Smart Share Holdings Limited

Item 2(b). Address of Principal Business Office, or, if none, Residence:

Mars Guangyuan Cai
6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People's Republic of China

Smart Share Holdings Limited
Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town
Tortola, British Virgin Islands

Item 2(c). Citizenship:

Mars Guangyuan Cai — People's Republic of China

Smart Share Holdings Limited — British Virgin Islands

Item 2(d). Title of Class of Securities:

Ordinary shares, par value $0.0001 per share, of the Issuer.

The Issuer's ordinary shares consist of Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary shares is convertible at the option of the holder at any time into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to ten (10) votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e). CUSIP No.:

83193E 102

This CUSIP number applies to the ADSs, each ADS representing two Class A ordinary shares of the Issuer. There is no CUSIP number assigned to the Class A ordinary shares.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4. Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2023:

	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Mars Guangyuan Cai	43,975,073	(1)	8.5	%(2)	33.5	%(3)	43,975,073	(1)	0	43,975,073	(1)	0
Smart Share Holdings Limited	43,975,073	(1)	8.5	%(2)	33.5	%(3)	43,975,073	(1)	0	43,975,073	(1)	0

(1)	Represents 39,270,000 Class B ordinary shares, 4,280,073 Class A ordinary shares and 425,000 Class A ordinary shares issuable upon the exercise of options within 60 days of December 31, 2023, held by Smart Share Holdings Limited, a British Virgin Islands company wholly owned by Mars Guangyuan Cai.

(2)	The percentage of the class of securities beneficially owned by each reporting person is based on a total of 519,150,565 issued and outstanding Class A and Class B ordinary shares, being the sum of 445,176,595 Class A ordinary shares (excluding 7,721,582 Class A ordinary shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer's share incentive plans) and 73,973,970 Class B ordinary shares, of the Issuer as a single class as of December 31, 2023. In computing the percentage ownership of the reporting persons, we have included shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2023.

(3)	For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Issuer's issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2023.

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 11, 2022 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Mars Guangyuan Cai

/s/ Mars Guangyuan Cai

Smart Share Holdings Limited

By:	/s/ Mars Guangyuan Cai
Name:	Mars Guangyuan Cai
Title:	Director